SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

(Name of subject company (Issuer))

TELEMAR NORTE LESTE S.A.

(Name of Filing Person (Offeror))

Common Shares, no par value (Title of classes of securities)	N/A (CUSIP number of common shares)

Roberto Terziani

Investor Relations Director

Rua Humberto de Campos, 425

7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Mark O. Bagnall

White & Case LLP

Wachovia Financial Center, Suite 4900

200 South Biscayne Boulevard

Miami, FL 33131

Tel: (305) 371-2700

CALCULATION OF FILING FEE

Transaction Valuation(1) US$53,258,072.50	Amount of Filing Fee(2) US$2,093.04

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) only. The Transaction Valuation was calculated assuming the purchase of all outstanding common shares, no par value, other than common shares owned directly or indirectly by the Filing Person, at a purchase price of R$79.51 in cash per common share. As of September 12, 2008 there were 2,492,476 common shares outstanding, of which 1,292,679 common shares are owned directly or indirectly by the Filing Person. As a result, this calculation assumes the purchase of 1,199,797 outstanding common shares. The Transaction Value was calculated in Brazilian reais (R$) and converted into U.S. dollars at the average of the bid and ask exchange rates published by the Brazilian Central Bank at the close of business on September 12, 2008 of US$1.00=R$1.7912.

(2)	The filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory No. 6 for fiscal year 2008, is US$39.30 per US$1 million (prorated for amounts less than US$1 million) of the aggregate Transaction Value. Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.00003930.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	2,093.04	Filing Party:	Telemar Norte Leste S.A.
Form of Registration No.:	Schedule TO-I	Date Filed:	September 16, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9 and Item 11.

This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission, or the SEC, on September 16, 2008, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on October 10, 2008, as amended by Amendment No. 2 to the Schedule TO filed with the SEC on October 14, 2008, as amended by Amendment No. 3 to the Schedule TO filed with the SEC on October 15, 2008, as amended by Amendment No. 4 to the Schedule TO filed with the SEC on November 17, 2008, as amended by Amendment No. 5 to the Schedule TO filed with the SEC on December 5, 2008, as amended by Amendment No. 6 to the Schedule TO filed with the SEC on December 18, 2008, as amended by Amendment No. 7 to the Schedule TO filed with the SEC on December 19, 2008, by Telemar Norte Leste S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil, or Telemar. The Schedule TO relates to the offer by Telemar to purchase any and all outstanding common shares, no par value, of Tele Norte Celular Participações S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil, or TNCP, at a price of R$79.51 per common share (for reference, equivalent to approximately US$44.39 per common share based on the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil, or the Central Bank, through the SISBACEN system at 7:00 p.m., Brasília time (6:00 p.m., New York City time) on September 12, 2008, which was US$1.00=R$1.7912) in cash, adjusted by the fluctuation in average daily rate of the Certificado Depositário Interbancário (Interbank Deposit Certificate), a Brazilian interbank interest rate (which, for reference, was approximately 13.59% on September 12, 2008), from April 3, 2008, the date of completion of the acquisition of certain common shares and preferred shares of TNCP by Telemar as described in the offer to purchase dated September 12, 2008 (the “Offer to Purchase”), until the date payment is made for common shares purchased in the tender offer, net of stock exchange and settlement fees described in the Offer to Purchase, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms set forth in the Offer to Purchase, a copy of which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A). The information set forth in the Offer to Purchase, including, without limitation, all schedules thereto is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 12 Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as described below.

The following exhibits are hereby added to Item 12 of the Schedule TO:

Exhibit No.	Description

(a)(1)(C)	Notice of Mandatory Tender Offer for Acquisition of Common Shares issued by Tele Norte Celular Participações S.A., dated January 6, 2009 (English translation).

(a)(5)(J)	Press Release issued by Telemar on January 6, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2009

Telemar Norte Leste S.A.

By:	/s/ Luiz Eduardo Falco Pires Correa
Name: Luiz Eduardo Falco Pires Correa
Title: Chief Executive Officer

By:	/s/ Alex Waldemar Zoring
Name: Alex Waldemar Zoring
Title: Chief Financial Officer and Investor Relations Officer

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